Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

ssuzzan@fulbright.com	telephone:	(212) 318-3000
direct dial: (212) 318-3092	facsimile:	(212) 318-3400
October 8, 2010
VIA EDGAR AND FEDERAL EXPRESS
H. Roger Schwall, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

Re:	Randgold Resources Limited Form 20-F for Fiscal Year Ended December 31, 2009 Filed March 31, 2010 File No. 000-49888
Dear Mr. Schwall:
     On behalf of Randgold Resources Limited (the “Company”), we hereby submit to you the Company’s response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated September 17, 2010, in connection with the above-referenced Annual Report on Form 20-F (the “Original Form 20-F”).
     All responses to the comments set forth in this letter have been prepared by the Company, and are submitted on behalf of the Company at its request. Set forth after the numbered paragraph, which corresponds to the numbered paragraph of the September 17, 2010 comment letter, are the Company’s responses to the Staff’s comments.
     We have attached hereto our proposed disclosure to be included in a Form 20-F/A for the fiscal year ended December 31, 2009 responding to certain of the Staff’s comments that we will file after we receive clearance from the Staff.
Engineering Comments
Form 20-F for Fiscal Year Ending December 31, 2009 filed March 31, 2010
Houston • New York • Washington DC • Austin • Dallas • Los Angeles • Minneapolis • San Antonio • Hong Kong • London • Munich

United States Securities and Exchange Commission
October 8, 2010

Ore Reserves, page 21
1.	The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please disclose your cutoff grade estimate for your reserves within or adjacent to all your reserve tables.

Response: The Company respectfully refers the Staff to Attachment 1 hereto providing the Company’s proposed revisions to the reserve tables in the applicable sections of the Original Form 20-F to include disclosure regarding its cutoff grade estimates for its reserves.
Kibali, page 32
2.	We note your operations in the Democratic Republic of the Congo (DRC) produce gold which is defined as a conflict mineral in the recent Dodd-Frank Wall Street Reform and Consumer Protection Act. With a view toward possible disclosure, tell us whether or not your mining operations acquire or purchase gold and/or other conflict minerals from local mining companies and/or artisanal miners.

Response: The Company respectfully advises the Staff that the Company’s Kibali Project in the Democratic Republic of the Congo is a development project which is currently at the feasibility stage, and consequently is not yet an operating mine and does not produce any gold. Furthermore, the Company does not purchase gold or other conflict minerals from any local mining companies and/or artisanal miners.
Construction, page 27
3.	You indicate that “safety has been excellent.” In an appropriate section of your filing, please include a discussion of your safety performance referencing your safety programs and statistical measures your organization utilizes to monitor performance. Please expand your disclosure by discussing the safety and occupational requirements in the countries in which you operate and include the occupational injury and frequency rates your company measures, with comparisons to comparable national statistics, and your performance as demonstrated by the comparison to these incidence rates.

Response: The Company respectfully refers the Staff to Attachment 2 hereto providing the Company’s proposed additional disclosure with respect to its safety and health statistics, safety performance and the safety requirements in Mali and Côte d’Ivoire, the countries in which it operates, in the applicable sections of the Original Form 20-F.

United States Securities and Exchange Commission
October 8, 2010

In response to the Staff’s comment in the third sentence, the Company respectfully advises the Staff that there are no comparable national statistical measures to which the Company can measure its occupational and frequency rates.
     Also pursuant to your request, enclosed please find a letter from the Company acknowledging that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings, and; (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3092.

Very truly yours,

Steven I. Suzzan Steven I. Suzzan
Enclosures

cc:	George K. Schuler, Mining Engineer (Securities and Exchange Commission) D. Mark Bristow (Randgold Resources Limited) Graham Shuttleworth (Randgold Resources Limited)

Attachment 1
Rider to 20-F
Page 21:
The following table summarizes the declared reserves at our mines and projects as of December 31, 2009:

	Proven Reserves			Probable Reserves			Total Reserves
Operation/	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
Project++	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Morila +	9.85	1.74	0.55	6.91	1.14	0.25	16.76	1.49	0.80
Loulo * +	5.55	3.48	0.62	43.91	4.54	6.41	49.45	4.42	7.03
Tongon +	—	—	—	38.02	2.63	3.22	38.02	2.63	3.22
Gounkoto +	—	—	—	7.47	6.83	1.64	7.47	6.83	1.64
Massawa +	—	—	—	10.51	4.62	1.56	10.51	4.62	1.56
Kibali+	—	—	—	63.80	4.48	9.19	63.80	4.48	9.19

*	Includes Loulo underground.

+	Our attributable share of Morila is 40%, Loulo 80%, Gounkoto is 80%, Tongon 89%, Massawa 83.25% and Kibali 45%.

++	Our reserves are calculated at a weighted average cut off grade of 2.92g/t for Loulo, 0.80g/t for Morila, 0.87g/t for Tongon, 1.20/t for Gounkoto, 1.08g/t for Massawa, and 1.61g/t for Kibali.

Page 22: (Loulo)

		Tonnes	Tonnes	Grade	Grade	Ounces	Ounces	Attributable
Loulo ore reserves as at		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	ounces
December 31,***	Category	2009	2008	2009	2008	2009	2008	(80%)**
Stockpiles	Proven	1.11	0.86	1.78	1.73	0.06	0.05
Gara open pit	Proven	3.59	4.49	3.60	3.32	0.42	0.48
	Probable	0.06	0.11	3.49	3.60	0.01	0.01
Yalea open pit	Proven	0.79	1.47	5.25	4.59	0.13	0.22
	Probable	—	—	—	—	—	—
Gara West open pit	Probable	1.23	1.07	2.07	2.03	0.08	0.07
Loulo 3 open pit	Proven	0.06	0.26	4.25	3.02	0.01	0.02
	Probable	0.94	0.12	2.86	3.75	0.09	0.02
P129 open pit	Probable	0.23	0.15	2.73	2.65	0.02	0.01
Total surface reserve	Proven and probable	8.00	8.53	3.17	3.20	0.82	0.88
Gara UG	Probable	15.57	17.35	4.27	4.07	2.14	2.27
Yalea UG	Probable	25.87	24.71	4.90	5.09	4.08	4.05
Total underground reserve	Probable	41.45	42.06	4.66	4.67	6.22	6.32
Total proven mine reserves		5.55	7.08	3.48	3.38	0.62	0.77	0.50
Total probable mine reserves		43.91	43.51	4.54	4.60	6.41	6.43	5.13
Total mine reserves*		49.45	50.59	4.42	4.42	7.03	7.20	5.63

*	Mineral reserves are calculated at $700/oz gold price and include dilution and ore loss factors.

**	Attributable gold (Moz) refers to the quantity of gold attributable to Randgold based on its 80% interest in Somilo.

***	Loulo reserves calculated at a weighted average cut off grade of 2.92g/t.

Page 25 (Morila)

	Tonnes	Tonnes	Grade	Grade	Gold	Gold	Attributable
Morila ore reserves as at	(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	ounces
December 31,***	2009	2008	2009	2008	2009	2008	(40%) **
Proven	9.85	13.74	1.74	2.02	0.55	0.89	0.22
Probable	6.91	6.88	1.14	1.14	0.25	0.25	0.10
Proven and probable*	16.76	20.62	1.49	1.72	0.80	1.14	0.32

*	Mineral reserves are calculated at $700/oz gold price.

**	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 40% interest in Morila.

***	Cutoff grade of 0.80g/t used to calculate the Morila reserves.

Page 26 (Tongon)

Tongon ore reserves as at	Tonnes	Grade	Ounces	Attributable Ounces
December 31,***	(Mt)	(g/t)	(Moz)	(89%) (Moz)**
Northern Zone	9.22	2.36	0.70
Southern Zone	28.79	2.72	2.52
Total probable reserves*	38.02	2.63	3.22	2.86

*	Mineral reserves are calculated at $700/oz gold price and include dilution and ore loss factors.

**	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 89% interest in the Tongon project.

***	Cutoff grade of 0.87g/t used to calculate the Tongon reserves.

Page 29 (Gounkoto)
The following open pit mineral reserve was defined:

					Attributable
Gounkoto ore reserves as at		Tonnes	Grade	Ounces	Gold (80%)
December 31, 2009***	Category	(Mt)	(g/t)	(Moz)	(Moz)**
Open Pit*	Probable	7.47	6.83	1.64	1.31

*	Mineral reserves are calculated at a $700/oz gold price and include dilution and ore loss.

**	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in the Loulo project.

***	Cutoff grade of 1.20g/t used to calculate the Gounkoto reserves.

Page 30 (Massawa)
Pit optimizations for the prefeasibility were carried out at a $700 per ounce gold price and were used for the pit design and scheduling to produce the following open pit ore reserves:

					Attributable
Massawa ore reserves as at		Tonnes	Grade	Gold	Gold (83%)
December 31, 2009***	Category	(Mt)	(g/t)	(Moz)	(Moz)**
Open Pit*	Probable	10.51	4.62	1.56	1.30

*	Mineral reserves are calculated at a $700/oz gold price and include dilution and ore loss.

**	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 83% interest in the Massawa gold project.

***	Cutoff grade of 1.08g/t used to calculate the Massawa reserves.

Page 33 (Kibali)

					Attributable
Kibali ore reserves as at		Tonnes	Grade	Gold	Gold (45%)
December 31, 2009***	Category	(Mt)	(g/t)	(Moz)	(Moz)**
Open pit total*	Probable	33.55	3.02	3.26	1.47
Underground total	Probable	30.25	6.10	5.93	2.67
Total reserves	Probable	63.80	4.48	9.19	4.14

*	Open pit and underground reserves are calculated at a gold price of $700/oz and include dilution and ore loss.

**	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 45% interest in the Kibali gold project.

***	Kibali reserves calculated at a weighted average cut off grade of 1.61g/t.

Annual ore reserve declaration

		Tonnes	Tonnes	Grade	Grade	Gold	Gold	Attributable	Attributable
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	Gold (Moz)	Gold (Moz)
At December 31,	Category	2009	2008	2009	2008	2009	2008	2009	2008
PROVEN AND PROBABLE RESERVES
Kibali
	Probable	63.80	—	4.48	—	9.19	—	4.14	—
Sub total	Proven and probable	63.80	—	4.48	—	9.19	—	4.14	—
Loulo								80%	80%
	Proven	5.55	7.08	3.48	3.38	0.62	0.77	0.50	0.62
	Probable	43.91	43.51	4.54	4.60	6.41	6.43	5.13	5.14
Sub total	Proven and probable	49.45	50.59	4.42	4.42	7.03	7.20	5.63	5.76
Gounkoto								80%	80%
	Proven	7.47	—	6.83	—	1.64	—	1.31	—
Sub total	Proven and probable	7.47	—	6.83	—	1.64	—	1.31	—
Morila								40%	40%
	Proven	9.85	13.74	1.74	2.02	0.55	0.89	0.22	0.36
	Probable	6.91	6.88	1.14	1.14	0.25	0.25	0.10	0.10
Sub total	Proven and probable	16.76	20.62	1.49	1.72	0.80	1.14	0.32	0.46
Tongon								89%	89%
	Probable	38.02	38.25	2.63	2.57	3.22	3.16	2.86	2.65
Sub total	Proven and probable	38.02	38.25	2.63	2.57	3.22	3.16	2.86	2.65
Massawa								83%	83%
	Probable	10.51	—	4.62	—	1.56	—	1.30	—
Sub total	Proven and probable	10.51	—	4.62	—	1.56	—	1.30	—
TOTAL RESERVES	Proven and probable	186.01	109.46	3.92	3.27	23.45	11.50	15.56	8.87
The reporting of Ore Reserves is in accordance with SEC Industry Guide 7.
Pit optimization is carried out at a gold price of $700 per ounce; underground reserves are also based on a gold price of $700 per ounce. Dilution and ore loss are incorporated into the calculation of reserves.
Addition of individual line items may not sum to sub totals because of rounding off to two decimal places.
RRL reserves calculated at a weighted average cut off grade of 2.92g/t for Loulo, 0.80g/t for Morila, 0.87g/t for Tongon, 1.20g/t for Gounkoto, 1.08g/t for Massawa, and 1.61g/t for Kibali.

Attachment 2
Rider to 20-F
The following disclosure will be inserted on page 48 of the Original Form 20-F under the subheading “Safety”:
During the year, a contracting mining company working in the underground mine at Loulo experienced two separate serious accidents that resulted in four fatalities. The first occurred in August on the conveyor belt section and involved one of the mining contractor’s conveyor belt maintenance employees. The second accident occurred in a stoping area when a block of ground fell from the hanging wall resulting in the death of three contractor employees. Investigations into the accidents were undertaken by Loulo’s joint management union safety committee and the relevant governmental authorities. The recommendations resulting from each inquiry were implemented immediately. Following the second accident it was decided to replace the underground contractors.
While low injury frequency rates do not always translate into low fatality rates the Lost Time Injury Frequency Rate (LTIFR) (number of LTI per number of hours worked) x 1,000,000 was 2.71 at Loulo and 0.92 at Morila. Daily “toolbox” meetings are held in workplaces across our mines to constantly remind employees of the need for each employee to be safety conscious. These meetings are based on a principal of personal responsibility with regard to safety where the onus is transferred to the individual to practice a high level of safety in the workplace.
LOULO

Safety statistics	2009	2008

Lost time injury *	13	9
Lost time injury frequency rate**	2.71	2.27
Minor injury	169	151
Minor injury frequency rate	35.27	38.15
Total injury	182	160
Total injury frequency rate	37.98	40.42
Fatal injury	4	1
Fatal injury rate	0.83	0.25

*	Fatal Accidents are included in LTI cases.

**	Man hours are calculated based on 2,000 hours worked per employee a year. LTIFR = Number of LTIs/ Number of hours worked x 1,000,000
MORILA

Safety statistics	2009	2008
Lost time injury	2	4
Lost time injury frequency rate	0.92	1.12
Minor injury	39	66
Minor injury frequency rate	17.97	18.53
Total injury	41	70
Total injury frequency rate	18.89	19.66
Fatal injury	0	0
Fatal injury rate	0	0
TONGON

Safety statistics	2009	2008
Lost time injury	0	0
Lost time injury frequency rate	0	0
Minor injury	62	0
Minor injury frequency rate	5.89	0
Total injury	62	0
Total injury frequency rate	5.89	0
Fatal injury	0	0
Fatal injury rate	0	0

RANDGOLD RESOURCES GROUP STATISTICS FOR LAST 3 YEARS

	No. Of			LTI Freq Rate /	All Incident /
YEAR	Fatalities*		Fatalities / 1000	1m hours	Accident
2009	4	(a)	0.51	0.96	18.25
2008	1		0.26	1.71	30.26
2007	3	(b)	0.76	1.52	26.46

*	Notes

(a)	Three of the fatalities relate to contractor employees working on developing our Yalea underground mine. These fatalities significantly affected the decision to terminate the services of the contractor at the end of 2009.

(b)	Two of the fatalities occurred at Morila at a time when the mine was being operated by our partner. In 2008, the Company took over as operators at Morila in 2008. Since that time there have been no fatalities at Morila.
The following disclosure will be inserted on page 50 of the Original Form 20-F under the Heading “HEALTH AND SAFETY REGULATIONS”
Mali
The primary laws, regulations and standards governing Safety and Health in our Malian operations are as follows:
•	Law 1992-020 Code du travail (the “Labor Code”);

•	Ordonnance No. 99-032 le code minier, Ordonnance 200-013 le code minier modifications 2000 (the “Mining Code”);

•	Decree No. 91-278 / PM-RM Approving the Establishment Agreement Covering Research and Mining in the Republic of Mali (the “Decree”)

•	Code de la Sécurité (INPS — Institute National de Prevoyance Social);

•	Social du Mali (Social Security Code);

•	Convention Collective (National Collective Agreement for the Mining Industry) .
Labor Code
The Labor Code provides generally for the following:

•	General provision for protection, prevention and hygiene,

•	Dangerous goods handling,

•	Employer responsibility regarding safety and health (implementation of safety system),

•	Labor inspector duty (control of employer safety system)

•	Injury notification to Labour Inspector within 48 hours,

•	Requirement to ensure medical service on site, and

•	Medical leave (up to 12 months) and medical separation compensation.

•	Establishment of a Joint Management and employees health and safety committee,
Mining Code
The Mining Code provides generally for an Occupational Health and Safety Committee (Joint management and employee safety committee)., PPE, safety guide, emergency procedure, means of education and sensitization, employees obligation regarding occupational health.
The Decree
The Decree provides generally for the following:
•	Must carry out research or mining work to ensure the safety and health of the public,

•	Must inform the local administrative authorities and the Director in the event of a fatal accident or serious injury or any natural phenomenon which may have an adverse effect on the safety of the area, the safety and hygiene of the personnel or conservation of the mine, neighboring mines or public roads,

•	In the case of imminent danger or an accident, the local administrative authorities and the Director may requisition the necessary material and personnel to alleviate the danger, at the expense of the mining company,
Code de la Sécurité (INPS — Institute National de Prevoyance Social) The Code de la Sécurité provides generally for the following:
•	Requirement to have medical service on work site for occupational health and primary health care purposes,

•	Requirement for pre-employment medical check,

•	Requirement for periodical medical check of employees,

•	Requirement for general hygiene (ablutions, change house, potable water, workplace)

•	Protection against injury, environmental pollutants, occupational disease),

•	Ergonomic conditions,

•	Notification of occupational disease to the employer by the occupational health practitioner

•	Requirement for first aid training for one employee per section of work or shift,

•	Requirement for compensation in case of debilitating injury, occupational disease,

•	Requirement for notifying injury and or occupational disease to INPS/Labor inspection, and

•	Redeployment of employee following injury and/or occupational disease.
The following disclosure will be inserted on page 51 of the Original Form 20-F after the sentence “No post-employment medical aid liability exists for the group”:
Côte d’Ivoire
The primary laws, regulations and standards governing Safety and Health in our Côte d’Ivoire operations is the Mining Code (95-553) of July 15, 1995.
The Mining Code provides generally for the following:
•	Any individual or legal entity carrying out works for prospecting or mining mineral substances is required to undertake such works in a way that the safety of the people and goods is assured,

•	Must adopt and comply with internal regulations concerning safety and specific hygiene measures, subject to approval by the Mining Authority,

•	Any accident in a mine or quarry or in their dependencies and any identified cause of accident must be reported to the Mining Authority as soon as possible, and

•	In case of impending danger or accident in a mine, mining engineers and other authorized agents of the Mining Authority must take all necessary measures, at the expense of the individual or legal entity, to stop the danger and prevent it from occurring again.
Safety Performance
Officials from the Labour Ministry, INPS and officials from the Ministry of Mines regularly visit and audit our operations. Both Morila and Loulo have received safety awards and commendations from INPS.
The national statistics in the countries of West Africa in which we operate are not generally available, with only fatalities cases and lost time/compensable injuries being reported.

Our safety programs are based on the outcome of the risk assessment and continual improvement strategy. The statistical measures we use to monitor our performance, such as LTIFR, are based on international good practice (OHSAS 18001) which we believe is the most accepted by our peers and best standard specification for such statistics.
We are progressing with the implementation of occupational health and safety assessment series OHSAS 18001 at all of our operations as part of our health and safety strategy to continuously improve safety in our operations.

October 8, 2010
H. Roger Schwall, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

Re:	Randgold Resources Limited (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2009 Filed March 31, 2010 File No. 000-49888
Dear Mr. Schwall:
     Pursuant to the request in the Staff’s comment letter dated September 17, 2010 in connection with the above-referenced Annual Report on Form 20-F, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Randgold Resources Limited
By:	Graham P. Shuttleworth
Graham P. Shuttleworth
Chief Financial Officer